SECUR 06003977 SION

BB 3/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/31

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-05** (MM/DD/YY) AND ENDING **12-31-05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Horan Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road, Suite 520
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 203

Cincinnati	**Ohio**	**45236**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L. Horan **(513) 745-0707**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000	**Cincinnati**	**Ohio**	**45202**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 30 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Horan Securities, Inc.

Accountants' Report and Statement of Financial Condition

December 31, 2005

Independent Accountants' Report

Board of Directors
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 3, 2006

312 Walnut Street, Suite 3000 Cincinnati, OH 45202 513 621-8300 Fax 513 621-8345

Horan Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	182,787
Commissions receivable		93,396
Prepaid expenses		28,429
Furniture and equipment, net of accumulated depreciation and amortization of $48,837		39,291
Other assets		11,588
	$	355,491

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	19,966
Accrued expenses		195,836
Total liabilities		215,802
Stockholders' Equity		
Common stock, no par value; 850 shares authorized; 75 shares issued and outstanding		750
Additional paid in capital		292,250
Deficit		(153,311)
Total stockholders' equity		139,689
	$	355,491

Horan Securities, Inc.
Notes to Financial Statement
December 31, 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Horan Securities, Inc. is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

At December 31, 2005, the Company's cash accounts exceeded federally insured limits by approximately $371,000.

Commissions Receivable

Receivables represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within 30 days of the trade date. Based upon the nature of these receivables and historical collection information, an allowance for doubtful accounts is not required.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over the estimated useful life of each asset. Annual depreciation is primarily computed using accelerated methods.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2: Related Parties

Horan Associates, Inc., which is owned by the majority stockholder of Horan Securities, Inc., provides certain administrative support (primarily office space) for the Company.

The Company has a verbal agreement to assume responsibility for its portion of the noncancellable operating lease for office space, which expires August 31, 2016. The Company's share of future minimum lease payments at December 31, 2005, was:

2006	$	119,873
2007		110,372
2008		110,372
2009		112,245
2010		115,988
Later Years		678,313
	$	1,247,163

Note 3: Income Taxes

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition were:

	2005	2004
Deferred tax assets		
Net operating loss carryforward	$ 13,600	$ 14,600
Depreciation and amortization	100	600
Contributions carryforward	1,600	—
Net deferred tax asset before valuation allowance	15,300	15,200
Valuation allowance		
Beginning balance	14,600	—
Increase during the period	400	(14,600)
Ending balance	15,000	(14,600)
Net deferred tax asset	$ 300	$ 600

Note 4: Profit Sharing Plan

The Company has a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors.

Note 5: Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital of $60,079, which exceeded the minimum required amount by $35,079, and the Company's ratio of aggregate indebtedness to net capital was 3.59 to 1.

Note 6: Contingencies

The Company has a consulting agreement with a stockholder and former employee. Under the terms of this agreement the Company is contingently liable, through May 2007, to pay the former employee a percentage of certain future commissions collected. The Company has estimated this contingent liability will total approximately $103,000 and will be paid monthly as commissions are collected.

"CONFIDENTIAL - DO NOT PUBLISH"

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Horan Securities, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

____
Title

____
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
(xx) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(xx) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditors' Supplementary Report on Internal Control